

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 25, 2009

Mr. Daniel R. MacLean
President
Medzed, Inc.
7900 East Union Avenue, Suite 1100
Denver, Colorado 80237

> **Re: Medzed, Inc.**
> **Item 4.01 Form 8-K Filed August 12, 2009**
> **Item 4.01 Form 8-K Filed September 16, 2009**
> **File No. 333-148719**

Dear Mr. MacLean:

We have completed our review of your Forms 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant